UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission File Number:  0-21660

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PAPA JOHN’S INTERNATIONAL, INC. 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PAPA JOHN’S INTERNATIONAL, INC.

2002 Papa Johns Boulevard

Louisville, Kentucky  40299-2334

(502) 261-7272

Papa John’s International, Inc. 401(k) Plan

Financial Statements and Schedule

Years ended December 31, 2003 and 2002

Report of Independent Registered Public Accounting Firm

401(k) Plan Committee

Papa John’s International, Inc.

We have audited the accompanying statements of net assets available for benefits of the Papa John’s International, Inc. 401(k) Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

May 24, 2004
Louisville, Kentucky

Papa John’s International, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2003	2002

Assets
Investments at fair value:
Papa John’s International, Inc. common stock	$610,220	$482,268
Mutual funds	12,320,015	8,950,394
Interest bearing cash	31,530	20,404
Participant loans	658,799	664,367
Investments at contract value:
Guaranteed investment contract	1,948,777	1,988,092
Total investments	15,569,341	12,105,525

Receivables:
Contributions:
Participants	—	43,551
Employer	372,180	444,840
Loan payments	—	5,355
Interest	—	849
Total receivables	372,180	494,595
Total assets	15,941,521	12,600,120

Liabilities
Excess contributions refundable to participants	1,126	—
Net assets available for benefits	$15,940,395	$12,600,120

See accompanying notes.

Papa John’s International, Inc. 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	December 31
	2003	2002

Changes in net assets attributable to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$2,635,974	$(1,829,071)
Interest and dividend income	172,148	163,626
Net investment income (loss)	2,808,122	(1,665,445)

Contributions:
Participants	2,369,081	2,896,825
Rollover	169,975	408,699
Employer	346,180	427,746
Total contributions	2,885,236	3,733,270

Benefits paid to participants	(2,335,832)	(1,238,294)
Administrative fees	(17,251)	(19,050)
Net increase	3,340,275	810,481
Net assets available for benefits at beginning of year	12,600,120	11,789,639
Net assets available for benefits at end of year	$15,940,395	$12,600,120

See accompanying notes.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2003

1. Description of Plan

Papa John’s International, Inc. (the Company) established the Papa John’s International, Inc. 401(k) Plan (the Plan) on October 1, 1995. The Plan is a defined contribution plan available to all employees of the Company and its subsidiaries, who have attained the age of twenty-one, completed one year of service and who work at least 1,000 hours annually. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participants may voluntarily elect to contribute from 1 to 20 percent of their annual eligible wages to their account within the Plan. The Company may, at its discretion, make matching or profit sharing contributions to the Plan. During 2003 and 2002, the Company contributed, to participants actively employed on the last day of each plan year, an amount equal to 25 cents for every dollar contributed by the participants up to a maximum of the first 6 percent of the participants’ contributions.

The contributions are allocated at the direction of the participant among selected investments. Each fund’s investment income or loss, less any investment management fee, is allocated to participant accounts based on their proportionate interest in the fund. The value of participant accounts will fluctuate with the market value of the securities in which the fund is invested. Participant contributions and the earnings on those contributions are immediately vested to the participant. Company discretionary contributions vest subject to a five-year graded vesting schedule. In order to receive vesting credit in a Plan year, participants must have had at least 1,000 hours of service in the Plan year. Vested contributions are payable upon retirement, death or disability, termination of employment, or earlier for hardship reasons. Participants may also borrow from their account through participant loans. Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Company contributions. The Summary Plan Description provides a more complete description of the Plan’s provisions.

Certain Plan professional expenses are paid directly by the Company.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2. Significant Accounting Policies

Investments

Papa John’s International, Inc. common stock is stated at fair value as determined by the last reported sales price on the last business day of the plan year. Mutual funds are stated at fair value as determined by quoted market prices. Outstanding participant loan balances are stated at cost which approximates fair value.

The Plan’s investment options include a guaranteed investment contract with MetLife, which is a benefit-responsive investment contract. MetLife maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The average yield and crediting interest rate on such investments was 4.5% in 2003 and 5.0% in 2002. The crediting interest rate changes annually and is based on an agreed upon formula with the issuer. The contract is included in the accompanying financial statements at contract value as reported to the Plan by MetLife. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Contributions

Contributions from participants are recorded when the Company makes payroll deductions. Discretionary employer contributions are determined, funded and recorded annually. Contributions receivable represent amounts not yet deposited into the participants’ individual accounts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan’s management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value during the years as follows:

	2003	2002

Common stock	$110,584	$4,712
Mutual funds	2,422,161	(1,913,280)
Guaranteed investment contract	103,229	79,497
	$2,635,974	$(1,829,071)

Individual investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2003	2002
Mutual funds:
Fidelity Advisor Growth & Income Fund	$3,297,864	$1,650,180
Janus Adviser Mid Cap Growth Fund	1,958,484	1,257,392
State Street Research Aurora Fund	1,359,717	696,024
Calvert Income Fund	1,050,431	*
Henssler Equity Fund	1,016,390	729,587
Janus Adviser Balanced Fund	930,492	760,403
Oakmark International Fund II	900,528	*
CDC Nvest Star Advisers Fund	*	757,233
CDC Nvest Bond Income Fund	*	1,739,788
Janus Adviser Worldwide Growth Retirement Fund	*	629,631
Participant Loans	*	664,367
Investment at contract value:
MetLife Guaranteed Investment Contract	1,948,777	1,988,092

* Investment balance is less than 5% of the Plan’s net assets

4. Tax Status

MetLife, the Plan’s record keeper, received an opinion letter dated July 28, 2003, from the Internal Revenue Service (IRS), stating that the form of the prototype non-standardized profit sharing plan is acceptable under Section 401 of the Internal Revenue Code (IRC) for use by employers for the benefit of their employees. The Company has adopted this prototype non-standardized profit sharing plan and is therefore relying on the letter issued to MetLife with respect to the Plan’s qualification under 401(a) of the IRC. The Plan has applied for but has not received a determination letter from the IRS stating that the Plan is qualified under Section 401(a) of the IRC. The Company believes the Plan is being operated in compliance with the applicable requirements of the IRC, and therefore, the Plan is qualified and the related trust is tax exempt.

Schedule

Papa John’s International, Inc. 401(k) Plan

EIN:  61-1203323, Plan Number:  001

Schedule H, Line 4i-Schedule of Assets

(Held At End of Year)

December 31, 2003

Identity of Issue or Borrower	Description of Investment, Including Shares Held or Rate of Interest	Current Value

Common Stock:
* Papa John’s International, Inc.	18,281 shares	$610,220

Mutual Funds:
Fidelity Advisor Growth & Income Fund	207,416 shares	3,297,864
Janus Adviser Mid Cap Growth Fund	94,068 shares	1,958,484
State Street Research Aurora Fund	35,218 shares	1,359,717
Calvert Income Fund	61,573 shares	1,050,431
Henssler Equity Fund	76,770 shares	1,016,390
Janus Adviser Balanced Fund	39,444 shares	930,492
Oakmark International Fund II	50,197 shares	900,528
Janus Adviser Growth Fund	31,631 shares	626,293
Fidelity Advisor High Yield Fund	49,990 shares	474,884
American Century Ultra Fund	13,675 shares	361,028
State Street Research Emerging Growth Fund	14,952 shares	198,260
Other	17,909 shares	145,644
		12,320,015
Investment Contract:
*MetLife Guaranteed Investment Contract	164,686 shares	1,948,777

Interest Bearing Cash	31,530 shares	31,530

Participant Loans	5.00% to 10.50% per annum	658,799
		$15,569,341

* Represents party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PAPA JOHN’S INTERNATIONAL, INC. 401(k) PLAN

Date: June 25, 2004	By:	/s/ J. David Flanery
J. David Flanery
Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Ernst & Young LLP.